UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

Diebold Nixdorf, Incorporated

(Exact name of registrant as specified in its charter)

Delaware	34-0183970
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

50 Executive Parkway, P.O. Box 2520 Hudson, OH	44236
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Shares, $0.01 par value per share	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box.  ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box.  ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates:

Not applicable

Securities to be registered pursuant to Section 12(g) of the Act:

None

Item 1.	Description of Registrant’s Securities to be Registered.

Below is a summary of the material terms of the Certificate of Incorporation (“Charter”) of Diebold Nixdorf, Incorporated, a Delaware corporation (the “Company”) and the Amended and Restated Bylaws (“Bylaws”) of the Company and the relevant sections of the Delaware General Corporation Law (the “DGCL”). This description is qualified in its entirety by the full text of the Charter and Bylaws, copies of which are included as Exhibits 3.1 and 3.2, respectively, to this registration statement on Form 8-A, and by the applicable provisions of the DGCL and incorporated by reference herein.

Authorized Capital Stock

The Company has the authority to issue a total of 47,000,000 shares of stock of the Company, consisting of 45,000,000 shares of common stock (the “Common Stock”), par value $0.01 per share, and 2,000,000 shares of preferred stock, par value $0.01 per share (the “Preferred Stock”).

The Board of Directors of the Company (the “Board”) is granted authority to issue shares of Preferred Stock in series, and by filing a certificate pursuant to the DGCL (such certificate being hereinafter referred to as a “Preferred Stock Designation”), to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences, and rights of the shares of each such series and any qualifications, limitations or restrictions thereof; provided, however, that the Board is authorized to provide for the issuance of shares of Preferred Stock solely in order to implement a shareholders’ rights plan.

The Company may not issue non-voting equity securities of any class, series or other designation to the extent prohibited by Section 1123(a)(6) of the chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”); provided, however, that the foregoing restriction (i) shall have no further force and effect beyond that required under such Section 1123(a)(6) of the Bankruptcy Code nor after such Section 1123(a)(6) of the Bankruptcy Code no longer applies to the Company, and (ii) may be amended or eliminated in accordance with applicable law.

Common Stock

Holders of Common Stock are entitled to cast one vote for each share of Common Stock held on each matter properly submitted to the shareholders for their vote; provided, however, that, except as otherwise required by law, holders of Common Stock shall not be entitled to vote on any amendment to the Charter (including any Preferred Stock Designation relating to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon pursuant to the Charter (including any Preferred Stock Designation relating to any series of Preferred Stock);

The Company’s outstanding shares of Common Stock are fully paid and nonassessable.

The Bylaws include a proxy access provision, which allows a shareholder, or a group of up to 20 shareholders in the aggregate, owning 3% of the outstanding Common Stock continuously for at least three years to nominate and include in the Company’s annual meeting proxy materials director nominees constituting up to 20% of the number of directors in office or two nominees, whichever is greater, provided that the shareholder(s) and the nominee(s) satisfy the requirements specified in the Bylaws.

Preferred Stock

Under the Charter, the Board is authorized to issue shares of Preferred Stock in series, subject to any limitations prescribed by law, and to establish from time to time the number of shares to be included in each such series. With respect to any such series, the Board is authorized to fix the designation, powers, preferences, and rights of the shares of each such series and any qualifications, limitations or restrictions thereof; provided, however, that the Board is authorized to provide for the issuance of shares of Preferred Stock solely in order to implement a shareholders’ rights plan.

The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the then-outstanding shares of capital stock of the Company entitled to vote thereon, without a vote of the holders of the Preferred Stock, or any series thereof, unless a vote of any such holders is required pursuant to the terms of any Preferred Stock Designation.

Voting Rights

Subject to the rights of holders of any series of Preferred Stock then outstanding, each share of Common Stock shall be entitled to one vote per share, in person or by proxy, on all matters submitted to a vote of shareholders on which the holders of Common Stock are entitled to vote. Except as otherwise required in the Charter, Bylaws or by applicable law, the holders of voting stock shall vote together as one class on all matters submitted to a vote of shareholders generally. The Charter and Bylaws do not provide for cumulative voting in connection with the election of directors, and accordingly, holders of more than 50% of the shares voting will be able to elect all of the directors. However, in a contested election, a plurality of the votes shall be enough to elect a director. The presence, in person or by proxy, of holders of a majority of voting power of all then-outstanding shares of capital stock of the Company generally entitled to vote at the meeting shall constitute a quorum at all meetings of the shareholders for the transaction of business.

All directors will be in one class and serve for a term ending at the annual meeting following the annual meeting at which the director was elected.

The Board is authorized to adopt, amend, alter or repeal the Bylaws by the affirmative vote of a majority of the directors present at any regular or special meeting, subject to the power of the holders of a majority of the voting power of all then-outstanding shares of capital stock of the Company to adopt, amend or repeal the Bylaws made by the Board.

Dividend Rights

The holders of shares of Common Stock shall be entitled to receive such dividends if and as declared by the Board from funds legally available therefor, subject to the rights of holders of Preferred Stock, if any.

No Preemptive Rights

No holder of capital stock has any preemptive right to subscribe for any shares of capital stock issued in the future.

Liquidation Rights

The holders of Common Stock shall be entitled to share ratably in the net assets remaining after payment of all liquidation preferences to the Preferred Stock, if any, that may be outstanding from time to time.

Anti-Takeover Provisions of Charter, Bylaws and DGCL

Delaware Anti-Takeover Law

The Company expressly elects not to be governed by Section 203(a) of the DGCL, which regulates corporate takeovers and generally prohibits a publicly-held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation’s voting stock for a period of three years following the time the person became an interested shareholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested shareholder is approved in a prescribed manner.

Amendments to Governing Documents.

Except as permitted by the DGCL, the amendment of any provision of the Charter requires approval by the Board and holders of a majority of the voting power of all then-outstanding shares of capital stock of the Company. Any amendment to the Bylaws requires the approval of either a majority of the Board or holders of a majority of the voting power of all then-outstanding shares of capital stock of the Company entitled to vote generally in the election of the Board.

Special Meetings of Shareholders

The Charter and Bylaws provide that special meetings of the shareholders may be called by the Chair of the Board, Chief Executive Officer, President or the Board.

Advance Notice of Shareholder Meetings

Notice of any annual or special meeting of shareholders, stating the time, date and place of the meeting, if any, the means by which shareholders can be present and vote at the meeting through the use of remote communications the record date for determining the shareholders entitled to vote at the meeting, if such date is different from the record date for determining shareholders entitled to notice of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called shall be given to each shareholder of record entitled to vote at such meeting as of the record date not more than 60 days nor less than 10 days before such meeting.

Advance Notice for Nominations or Shareholder Proposals at Meetings

The Bylaws also prescribe the procedure that a shareholder must follow to nominate directors or bring business before shareholders’ meetings.

Nominations of persons for election to the Board and the proposal of business at shareholder meetings may be made (1) by or at the direction of the Board or a committee thereof, (2) by any shareholder who is a shareholder of record at the time of giving notice and at the time of the annual meeting, who is entitled to vote for the election of Directors at such meeting, or (3) any Eligible Shareholder (as defined below), or group of up to 20 Eligible Shareholders, who complies with the requirements and procedures set forth in the Bylaws and whose Shareholder Nominee (as defined below) is included in the Company’s proxy materials for the relevant annual meeting of shareholders. For a shareholder to nominate a candidate for director or to bring other business before a meeting, the Company must receive notice not less than 90 days nor more than 120 prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is advanced by more than 30 days, or delayed by more than 30 days from such anniversary date, notice by the shareholder must be so delivered not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is made. Notice of a nomination for director must also include a description of various matters regarding the nominee and the shareholder giving notice, as set forth in the Bylaws. An “Eligible Shareholder” is a person or group (in the aggregate) that has owned 3% or more of the Company’s outstanding Common Stock continuously for at least three years.

Requests to include shareholder-nominated candidates in the Company’s proxy materials must be delivered to the Company within the time periods applicable to shareholder notices of nominations as described in the preceding paragraph. The maximum number of shareholder nominated candidates shall not exceed the greater of (i) two or (ii) 20% of the number of directors in office as of the last day on which notice of a nomination under these provisions may be delivered. The Bylaws provide a process to determine which candidates under these provisions exceed the maximum permitted number. Each shareholder seeking to include a director nominee in the Company’s proxy materials pursuant to these provisions is required to provide certain information, as set forth in the Bylaws. A shareholder nominee must also meet certain eligibility requirements, as set forth in the Bylaws.

At a meeting of shareholders, only such business (other than the nomination of candidates for election as directors in accordance with the Bylaws) will be conducted or considered as is properly brought before the annual meeting or a special meeting as specified in the Bylaws.

Shareholder Action by Written Consent

The Charter provides that any action required or permitted to be taken at any annual or special meeting of shareholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of the then-outstanding shares of capital stock entitled to vote thereon were present.

Directors

The Board shall be composed of not more than 14 persons nor less than four persons, as may be fixed from time to time solely by a resolution adopted by a majority of the Board. At present, the Board is composed of seven members. Directors need not be shareholders.

Each director to be elected by shareholders shall be elected by a majority vote of the shareholders, except that if the number of nominees exceeds the number of directors to be elected, the directors shall be elected by a plurality of votes. There is no cumulative voting in the election of directors. Directors may be removed, with or without cause, by a holders of a majority of voting power of all then-outstanding shares of capital stock of the Company generally entitled to vote.

Limitations on Liability and Indemnification of Officers and Directors

The Company’s Charter and Bylaws provide for indemnification of officers and directors of the Company and certain other persons to the full extent permitted by law, as now in effect or later amended, against liabilities and expenses incurred by any of them in certain stated proceedings and under certain stated conditions.

The Company may maintain insurance for the benefit of its directors, officers, employees and agents, insuring such persons against any expense, liability, or loss, including liability under the securities laws. In addition, the Company has entered into customary indemnification agreements with its directors and executive officers that require the Company to indemnify these persons for claims made against each of these persons because he or she is, was or may be deemed to be a director, officer, employee or agent of the Company or any of its subsidiaries. The Company are obligated to pay the expenses of these persons in connection with any claims that are subject to the agreement.

Exclusive Forum

Under the Charter, unless the Company consents in writing to the selection of alternative forum, to the fullest extent permitted by law, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any action asserting a claim of breach of a fiduciary duty owed by any current or former director or officer or shareholder in such capacity, or (ii) any action as to which the DGCL confers jurisdiction upon the Court of Chancery of the State of Delaware; provided, however, that, in the event that the Court of Chancery of the State of Delaware lacks jurisdiction over any such action or proceeding, the sole and exclusive forum for such action or proceeding shall be the Superior Court of the State of Delaware, or, if such other court does not have jurisdiction, the United States District Court for the District of Delaware.

Transfer Agent and Registrar

The transfer agent for the Common Stock is Equiniti Trust Company, LLC.

Listing of the Common Stock

The Common Stock has been approved for listing on the NYSE under the symbol “DBD.”

Item 2.	Exhibits.

Exhibit Number	Description

3.1	Certificate of Incorporation of Diebold Nixdorf, Incorporated

3.2	Amended and Restated Bylaws of Diebold Nixdorf, Incorporated

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Diebold Nixdorf, Incorporated

Date: August 11, 2023	By:	/s/ Jonathan B. Leiken
	Name:	Jonathan B. Leiken
	Title:	Executive Vice President, Chief Legal Officer and Secretary